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                                                                     EXHIBIT 4.3

                              2004 CEO BONUS SCHEME


1.   THE CEO BONUS SCHEME CONSISTS OF:

     a)   CASH BONUS

     o    Up to 50% of base salary.

     o Maximum available bonus linked to specified financial key performance indicators ("KPIs") of the PGS group.

     o Actual bonus to be a combination of group financial achievement and achievement of personal KPIs.

     b)   SHARE BONUS SCHEME

     o Bonus up to 30% of base salary earmarked for purchase of shares at market prices (hereafter "Share Bonus").

     o    Prerequisite: Gross amount before tax to be invested.

     o    Maximum available share bonus linked to specified KPIs of the PGS
          Group.

     o Actual bonus to be a combination of group financial achievement and achievement of personal KPIs.

     c)   SHARE PURCHASE

     o    Purchase of up to 50 shares at 25% discount.

Implementation of bonus arrangements related to b) and c) above is subject to compliance with applicable legal requirements.

2.   DATE OF DETERMINING AND PAYMENT OF BONUS

The Bonus payable hereunder shall be determined by the Board of Directors in February 2005 based on a proposal by the Remuneration Committee.

The Bonus is payable as ordinary salaries on the first salary payment after 1 March 2005.

3.   PURCHASE OF PGS SHARES

Payment of Share Bonus is conditioned upon an amount equal to the gross Bonus (including withholding of taxes on salary payments) paid by PGS being invested by the CEO in PGS shares on the Oslo Stock Exchange within one calendar month following payment from PGS. The time limit may be extended by the Remuneration Committee in the event of restrictions on the CEO's trading in shares in PGS.

4.   DISPOSAL OF SHARES

Shares acquired pursuant to the Share Bonus Scheme may not be sold by the CEO prior to three years after the date of purchase of the shares, irrespective of whether the employment is terminated within the period. If the CEO, due to illness, experiences a material adverse financial situation, the Chairman of the Remuneration Committee may consent to CEO selling shares.


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5.   EFFECTS OF TERMINATION OF EMPLOYMENT OR OTHER SIGNIFICANT EVENTS

In the event of termination for whatever reason of the CEO's employment with PGS, all rights and benefits of the CEO under the Share Bonus Scheme will cease in respect of bonuses not already paid by PGS at the date of effective termination.

6.   TAXES AND HOLIDAY PAYMENT

PGS will be responsible for withholding taxes on payments to the CEO hereunder pursuant to applicable legislation, and all payroll taxes payable on payment of salaries and bonuses. The CEO will be responsible for, and hold PGS harmless of, any other charges to taxes on payments hereunder.

All claims for holiday payments or similar benefits to the CEO are included in the payment obligations of PGS hereunder.

7.   RESTRICTIONS ON TRADING IN SHARES - PRIMARY INSIDER

There are restrictions on trading by the CEO in shares as a primary insider in PGS.

8.   EFFECTS OF BREACH OF OBLIGATIONS TO ACQUIRE OR RETAINS SHARES

Should the CEO fail, for whatever reason, to comply with the obligations to acquire shares in PGS, or to retain such shares, the CEO shall repay to PGS any shortfall of investments within 30 days of a written request by PGS.

Upon written request by PGS, the CEO shall immediately submit evidence of compliance with his/her obligations hereunder.

9.   OTHER TERMS AND CONDITIONS

The Remuneration Committee may, at its discretion, impose further terms and conditions as it deems necessary for a practical implementation of the 2004 CEO Bonus Scheme, and the CEO shall have no claim against PGS for the imposition of such further terms and conditions.